March 22, 2007

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Virginia Mines Inc.
Form 40-F for Fiscal Year Ended February 28, 2006
Filed May 30, 2006
File No. 0-29880

Ladies and Gentlemen:

This letter from Virginia Mines Inc. (the “Company”) is in response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated March 8, 2007 from Ms. April Sifford, regarding the above-referenced Annual Report on Form 40-F and the Company’s supplemental response letter to the Commission dated February 20, 2007. Set forth below is the Company’s response to the numbered Comment.

Form 40-F for the Fiscal Year Ended February 28, 2006

Note 14 – Income taxes, page 23

Comment (1) :

Please refer to prior comments 5 and 6 of our letter dated January 30, 2007. We note your reason for the reversal of the valuation allowance is “Virginia Gold realized a taxable income sufficient to recognize all tax benefits accumulated as at February 28, 2006.” Tell us more specifically what features led to Virginia Gold realizing the taxable income and your conclusion to reverse the valuation allowance. Further, tell us your consideration of paragraphs 23 and 24 of SFAS No. 109 in reaching your conclusion.

Response (1) :

As of March 2006, Virginia Gold Mines Inc. (“Virginia Gold”) (predecessor registrant to the Company) transferred to Virginia Mines Inc. (now defined as the “Company”), the assets not related to the Eleonore property at fair market value for an amount of $48,667,000. The fair market value was established by reports of independent experts (reports of geologists for the purposes of mining properties and the brokers statement for the investments). This transaction created taxable income of $25,589,000 and a tax liability of $8,875,000 that allowed Virginia Gold to recognize in the financial statements the accumulated future income tax assets ($5,886,000) as at February 28, 2006.

U.S. Securities and Exchange Commission
February 20, 2007

In connection with the above responses, the Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in Ms. Sifford’s letter of March 8, 2007. If you have any questions, please do not hesitate to call the undersigned at (418) 694-9832.

Very truly yours,

Virginia Mines Inc.

By: /s/ Gaetan Mercier
Gaetan Mercier
Chief Financial Officer

cc: Mr. Bob Carroll
Ms. Shannon Buskirk
Mr. Ken Schuler